First Interstate BancSystem, Inc.
401 North 31st Street
Billings, MT 59116
March 12, 2010
VIA EDGAR

U.S. Securities & Exchange Commission
100 F Street, NE
Washington, D.C. 20549
Attn:	Michael Seaman
Division of Corporation Finance

RE:	First Interstate BancSystem, Inc.
Withdrawal of Registration Withdrawal Request
Ladies and Gentlemen:
     This letter is filed in reference to the Registration Withdrawal Request of First Interstate BancSystem, Inc., a Montana corporation (the “Company”), which was filed with the Securities and Exchange Commission (the “Commission”) on March 11, 2010 (the “RW”) and inadvertently incorrectly linked to and included in the Company’s Securities Act of 1933 (the “Securities Act”) File No. 333-164380 rather than its Securities Exchange Act of 1934 (the “Exchange Act”) File No. 001-34653 as intended and described in the RW. Following telephone conversations with the Staff of the Commission on March 12, 2010 with respect to this matter, it has been determined to be in the best interests of the Company and the public that the RW be withdrawn to eliminate any confusion that might result from its incorrect link to and inclusion in the Company’s Securities Act filing record pertaining to its Registration Statement on Form S-1, as amended (File No. 333-164380), with respect to which no registration withdrawal request has been filed by the Company.
     Therefore, the Company hereby withdraws the RW to ensure, among other things, that the Registration Statement on Form S-1, as amended (File No. 333-164380), not be incorrectly withdrawn or deemed to be withdrawn.
     The Company intends to file promptly a Registration Withdrawal Request substantially identical to the RW but properly linked to and included in the Company’s filing record with respect to its Exchange Act Application for Registration on Form 8-A (File No. 001-34653) as originally intended, thereby completing the steps necessary to correct the Company’s filing record with the Commission with respect to this matter.

     Please direct any questions or concerns regarding the foregoing to the Company’s counsel, Holland & Hart LLP, One Boulder Plaza, 1800 Broadway, Suite 300, Boulder, Colorado 80302, Attn: Scott A. Berdan, or by phone at (303) 473-2712.

Sincerely, First Interstate BancSystem, Inc.
By:	/s/ Carol Stephens Donaldson
	Name:	Carol Stephens Donaldson, Esq.
	Title:	Vice President and Corporate Secretary

cc:	Mr. Todd Schiffman, U.S. Securities and Exchange Commission
     Assistant Director, Financial Services, Division of Corporation Finance
Ms. Tamara Kondic, The NASDAQ Stock Market LLC
     Senior Analyst, Nasdaq Listing Qualifications
Mr. David G. Angerbauer, Holland & Hart LLP
Ms. Lesley Peng, Simpson Thacher & Bartlett LLP